FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 23, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES COMPREHENSIVE RESTRUCTURING PLAN

Netanya, Israel – September 23, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following extensive work and analysis of various courses of action carried out by the Company in the past several months (certain aspects of it in consultation with Deloitte Israel, a firm in the Deloitte Global Network),  the Company's board of directors approved a comprehensive restructuring plan for the Company ("the "Plan"), which will strengthen the Company in facing the continued intense competition and low prices in the Israeli telecommunications market, should they remain in their current level. The board instructed the Company to take immediate action to execute the Plan.

The plan sets the following goals, to be achieved by the end of 2020

(1) return to positive net income (excluding special and unusual items)
(2) reduce the Company’s net debt to EBITDA (excluding IFRS16 ramifications and special and unusual items) ratio to below 3.
(3) prepare the Company to better cope with market conditions, the intense competition and future investments

The Plan includes the following major components and timetable:

•
Cutting expenses - annual reduction of appx. NIS 150 million from current OPEX level (to be fully executed by the end of 2020), including through broad reduction of expenses and payments to suppliers, substantial reduction in manpower (which at this point will not include sale and service customer facing personnel) and reduction of landline wholesale access fees.

Cost cutting initiatives will begin immediately and the Company intends to enter negotiations and collaboration with the employees' representatives immediately after the Jewish holidays in October, in order to change the current collective employment agreement and reach new agreements.

•	Cutting investments – reduction of the company CAPEX level to appx. NIS 450 – 500 million per annum, (to be fully executed by the end of 2020).

•	Capital raising of appx. NIS 400 million.
To be executed prior to 2019 year-end, as part of the Plan. Specific timing and structure to be determined in accordance with the evolvement of the Plan.

•	Factoring of customers' end-user equipment of appx. NIS 100 – 150 million.
Presently under advanced negotiations with financial institutions and banks. Subject to entering a definitive agreement.

•
Debt reduction – Open market repurchases of the Company's debentures up to NIS 150 million. To be carried out by management, at its discretion, at such timing, amounts and structure, according to market conditions.

Execution of the Plan may entail significant one-time expenses. Those are not included in the Plan components above.

Ami Erel, the Company's Chairman of the board of directors said: "We believe that restructuring the Company, in its operational, financial and reduction of Net debt to EBITDA ratio will enable the Company to participate in mergers, acquisitions and other opportunities that may present themselves in the telecommunications arena in the next few years."

Nir Sztern, the Company's CEO said: "After a few months of detailed analysis and thorough work, the company has a solid and comprehensive plan to lead it back to profitability and strengthen its balance sheet. The Company intends to substantially reduce costs and decrease the Company’s debt, as market conditions continue to be challenging. I am determined to execute the Plan and hope the employees' representatives will demonstrate responsibility towards the Company and the need to lead it to safe grounds, for the benefit of its employees and shareholders. I intend to carry out the Plan as soon as possible."

The execution, timing, terms and amount of any such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of a supplemental offering report and the prior approval of the Tel Aviv Stock Exchange of the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount

For additional details, see the Company's annual report on Form 20-F for the year ended December 31, 2018 filed on March 18, 2019, or 2018 20-F, under ITEM 3. Key Information.  - D. Risk Factors - "We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results", "We face intense competition in all aspects of our business", "As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. Further decline may adversely affect our financial condition", "The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation", "We may be adversely affected by the significant technological and other changes in the telecommunications industry" and "Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability", ITEM 4. Information on the Company – B. Business Overview – Competition".

For additional details regarding the holdings in the Company's outstanding share capital, see 2018 20-F under "Item 7. Major Shareholders and related party transactions – A. Major Shareholders".

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The said securities will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statement
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, including those relating to our anticipated execution of the Plan, its timing and results, are subject to uncertainties and assumptions about the Company's ability to carry out the Plan, including its ability to reach agreements with the relevant parties and receive required approvals, including our ability to reach agreement with the employees' representatives on changes to current collective employment agreement, the terms under which such agreements will be reached and their timing, Israeli capital market conditions and Israeli telecommunications market conditions. The final agreements and conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.745 million cellular subscribers (as at June 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 23, 2019	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary